UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In June 2008, sanofi-aventis issued the press releases attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated May 21, 2008: Sanofi-aventis and Regeneron Update Aflibercept (VEGF Trap) Clinical Development Program in Oncology

Exhibit 99.2	Press release dated May 21, 2008: ATHENA Clinical Results with Dronedarone (Multaq®) Highlighted at the World Congress of Cardiology

Exhibit 99.3	Press release dated May 28, 2008: Statement on third-party clopidogrel application in Germany

Exhibit 99.4	Press release dated June 02, 2008: Sanofi-aventis and Oxford Biomedica Report Encouraging Trovax® Phase II Trial Results in Metastatic Renal Cancer

Exhibit 99.5	Press release dated June 07, 2008: New Diabetes Compound AVE0010 Showed Clear Dose Response Results With Once-A-Day Injection in Phase IIb Study;

Exhibit 99.6	Press release dated June 07, 2008: Insuline Glulisine APIDRA® efficacy in the treatment of children and adolescents with type 1 diabetes

Exhibit 99.7	Press release dated June 07, 2008: Study Shows LANTUS® Helped People Living with Type 2 Diabetes Reach the ADA’s Recommended Target for Blood Sugar Control

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 9, 2008	SANOFI-AVENTIS

	By	/s/ Patricia Kodyra
		Name:	Patricia Kodyra
		Title:	Associate Vice President,
Corporate Law, Financial and Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated May 21, 2008: Sanofi-aventis and Regeneron Update Aflibercept (VEGF Trap) Clinical Development Program in Oncology

Exhibit 99.2	Press release dated May 21, 2008: ATHENA Clinical Results with Dronedarone (Multaq®) Highlighted at the World Congress of Cardiology

Exhibit 99.3	Press release dated May 28, 2008: Statement on third-party clopidogrel application in Germany

Exhibit 99.4	Press release dated June 02, 2008: Sanofi-aventis and Oxford Biomedica Report Encouraging Trovax® Phase II Trial Results in Metastatic Renal Cancer

Exhibit 99.5	Press release dated June 07, 2008: New Diabetes Compound AVE0010 Showed Clear Dose Response Results With Once-A-Day Injection in Phase IIb Study;

Exhibit 99.6	Press release dated June 07, 2008: Insuline Glulisine ADIPRA® efficacy in the treatment of children and adolescents with type 1 diabetes

Exhibit 99.7	Press release dated June 07, 2008: Study Shows LANTUS® Helped People Living with Type 2 Diabetes Reach the ADA’s Recommended Target for Blood Sugar Control

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